Media Release
Planegg/Munich, Germany, December 6, 2022

MorphoSys Out Licenses Pre-Clinical Oncology Program

Novartis obtains exclusive worldwide rights for pre-clinical inhibitors of a novel cancer target

MorphoSys receives an upfront payment of $23 million, potential milestone payments, plus mid-single- to low-double-digit royalties on net sales

MorphoSys AG (FSE: MOR; NASDAQ: MOR) announced today that its fully owned subsidiary Constellation Pharmaceuticals, Inc. has entered into a global licensing agreement with Novartis to research, develop and commercialize its pre-clinical inhibitors of a novel cancer target. This program was added to MorphoSys’ research portfolio following its acquisition of Constellation Pharmaceuticals, Inc.

“We are pleased that our trusted and long-standing collaborator Novartis will continue to drive this program forward. Novartis has strong medicinal chemistry, oncology development and translational research capabilities to realize the full potential of this novel cancer target,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “At MorphoSys, we will continue to focus our resources on driving our late- and mid-stage oncology pipeline forward, which has the potential to enhance the standard and quality of care in difficult-to-treat and debilitating types of blood cancers.”

Under the terms of the agreement, Novartis will assume full responsibility for all subsequent research, development and commercialization activities for the program. As part of the agreement, MorphoSys receives an immediate upfront payment of $23 million. On achievement of development, regulatory and commercial milestones, MorphoSys will be eligible to receive milestone payments from Novartis in addition to mid-single- to low-double-digit royalties on program net sales.

About MorphoSys:
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at morphosys.com and follow us on Twitter and LinkedIn.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Eamonn Nolan Director Tel: +1 617-548-9271 eamonn.nolan@morphosys.com